For immediate release: November 3, 2003

Journal Communications announces preliminary tender offer results

For more information:
Bob Dye
414-224-2725
rdye@jc.com

Milwaukee, Wis. - November 3, 2003 - Journal Communications (NYSE: JRN) today announced that approximately 20 million shares of its class B-1 common stock have been tendered. The company's tender offer expired at 5 p.m., New York City time, on Monday, November 3, 2003. These results are preliminary and are subject to change. Final results are expected later this week.

Based on the preliminary numbers, the company anticipates accepting all tendered shares without proration among those tendering.

The purchase of the shares in the tender offer is being funded with the net proceeds of Journal Communications' initial public offering and borrowings under a new credit facility.

The company's class A shares are traded on the New York Stock Exchange. Class B shares are not traded on the NYSE, and are not convertible to class A shares until after the applicable public sale restriction periods end.


About Journal Communications
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Founded in 1882, we are a diversified media and communications company with operations in publishing, radio and television broadcasting, telecommunications and printing services. We publish the Milwaukee Journal Sentinel, which serves as the only major daily newspaper for the Milwaukee metropolitan area, and more than 90 community newspapers and shoppers in eight states. We own and operate 36 radio stations and six television stations in 11 states, plus we operate two additional radio stations under a local marketing agreement and are under contract to purchase these stations. Through our telecommunications segment, we own and operate a regional fiber optic network and provide integrated data communications solutions for small and mid-size businesses in seven states. We also provide a wide range of commercial printing services, including publications, professional journals and documentation material, as well as electronic publishing, kit assembly and fulfillment.

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